Skadden, Arps, Slate, Meagher & Flom llp
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CERTAIN PROVISIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARKER “[***]”.	ABU DHABI BEIJING BRUSSELS FRANKFURT
August 29, 2025	HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SINGAPORE TOKYO TORONTO

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	David Lin
Irene Paik
Kate Tillan
Robert Telewicz

Re:	Gemini Space Station, Inc. Registration Statement on Form S-1 CIK No. 0002055592; No. 333-289665

On behalf of our client, Gemini Space Station, Inc., a Nevada corporation (the “Company”), we are submitting this letter in connection with the Comment #6 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2025 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on August 15, 2025, as amended on August 21, 2025 (as so amended, the “Registration Statement”).

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by our request, on behalf of the Company, for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Securities and Exchange Commission
August 29, 2025

Overview

Historically, the Company has issued to certain employees non-voting incentive units that act as profits interests and phantom profits interests. The incentive units only participate above an established threshold and vest over a stated period of time. Profit interest units permit holders to participate in increases in value of the Company. Phantom profit units perform a similar function for non-US employees.

The Company’s discussion of its incentive unit-based compensation in the Registration Statement is primarily contained in Note 17. Stock-based Compensation to the Company’s audited consolidated financial statements as of and for the year ended December 31, 2024.

There is no public market for the Company’s equity units because the Company is private. As such, the Company determined the fair value of its incentive units with the assistance of valuations conducted by independent third-party valuation specialists, a nationally recognized “Big-4” audit and assurance firm. However, the Company assumed responsibility for the estimates of fair value of its incentive units in the financial statements. The Company utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company believes that the determination of the estimated fair values of the Company’ equity was fair and reasonable at the time they were made. The fair value of the Company’s equity on a marketable, controlling interest basis was as follows:

Valuation Date	Capitalized value	Date of Valuation Report
3/31/24	[***]	9/12/24
9/30/24	[***]	2/4/25
3/31/25	[***]	5/12/25

All awards granted between 2024 and 2025 were assigned valuations performed by independent third-party valuation specialists, including the following:

●	the rights and preferences of the incentive units relative to those of the Company’s voting common units, including vesting terms, rights to distributions and voting rights,

●	the Company’s business strategy, external market conditions affecting the cryptocurrency industry, and trends within the cryptocurrency industry,

●	the Company’s financial position, including cash on hand, indebtedness, and its historical and forecasted performance and operating results,

●	the Company’s stage of development in its acquisition strategy

●	the likelihood of achieving a liquidity event, such as an initial public offering, in light of prevailing market conditions, and

●	the analysis of initial public offerings and the market performance of similar companies in the cryptocurrency industry.

Historical Fair Value Determination Methodology

The Company’s management determined the Company’s equity value by utilizing a third-party independent valuation expert’s input and generally considering the income and market approach valuation. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using an appropriate discount rate based on a weighted-average cost of capital and are adjusted to reflect the risks inherent in the Company achieving these estimated cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

Securities and Exchange Commission
August 29, 2025

The valuations of the Company’s equity from March 31, 2024 to March 31, 2025 fluctuated primarily due to fluctuations in revenue and the Company approaching its estimated initial public offering date of September 30, 2025. The Company experienced a decrease in revenue beginning in April 2024 through October 2024, which resulted in a decreased valuation for the September 30, 2025 valuation. While the Company’s revenue increased temporarily in November 2024 and December 2024 following the U.S. presidential election, this period was evaluated as too short and was not determinative enough to be deemed representative of a sustainable trend. As a result, the Company determined it did not provide sufficient basis to revise the overall revenue forecast upward and thus increase the Company’s equity valuation. By March 2025, the Trump administration had taken office and brought continued focus to the cryptocurrency industry, which allowed revenue to continue trending positively through 2025 such that it was reasonable to increase revenue forecasts and therefore the Company’s valuation on March 31, 2025.

Incentive Unit Grants

Between January 1, 2024 and the date hereof, the Company has issued the following incentive units:

Date of Grant	Units Granted	Equity Valuation Date Utilized	Date of Valuation Report	Capitalized value	Weighted equity value	PIU Threshold Granted ($)	Grant threshold >= equity value
15-May-2024	[***]	6/30/23	9/19/23	[***]	[***]	[***]	YES
11-Jun-2024	[***]	6/30/23	9/19/23	[***]	[***]	[***]	YES
02-Aug-2024	[***]	3/31/24	9/12/24	[***]	[***]	[***]	YES
30-Sep-2024	[***]	3/31/24	9/12/24	[***]	[***]	[***]	YES
26-Dec-2024	[***]	3/31/24	9/12/24	[***]	[***]	[***]	YES
27-Dec-2024	[***]	3/31/24	9/12/24	[***]	[***]	[***]	YES
24-Jan-2025	[***]	3/31/24	9/12/24	[***]	[***]	[***]	YES
30-Jan-2025	[***]	3/31/24	9/12/24	[***]	[***]	[***]	YES
n/a	n/a	9/30/24	2/4/25	[***]	[***]	n/a	n/a
n/a	n/a	3/31/25	5/12/25	[***]	[***]	n/a	n/a

Note: In the Company’s correspondence with the valuation specialist, the Company’s valuation specialist noted that the January 2025 PIUs were granted at participation threshold valuations of $[***], which was above the fair values indicated in September 2024 ($[***]) and March 2025 ($[***]). The participation threshold is generally set at or above the fair value on the grant date to ensure that value only accrues to participants upon the creation of incremental shareholder value. The associated capitalized value for those grants was therefore in excess of $[***]. They also noted that the lower bounds for their valuation for tax purposes would have been even lower on a fair value basis based on the Series B and related party debt conversions, which can have a dilution impact of [***]% based on a pre-money valuation range of $[***] (Exhibit 1).

For incentive units granted between valuation dates, the Company considered the amount of time between the valuation date and the grant date, the number of shares issued, and similarity of performance metrics including revenue, and any issuance of additional debt to determine whether to use the estimated fair value as of the last valuation for financial reporting purposes or to make modification to such estimated fair value based on the factors described above. The Company performed valuations twice per year to ensure the valuations assigned to specific classes of profit units were accurate and considered the frequently evolving cryptocurrency industry.

Securities and Exchange Commission
August 29, 2025

Comparison of the Fair Value per Common Share Used for Share-Based Compensation Expense and the Estimated Offering Price

The Company supplementally advises the Staff that on August 28, 2025, representatives of the underwriters (the “Representatives”), on behalf of the several underwriters for the IPO, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The Midpoint Price equates to an approximately $[***] billion capitalized valuation (the “Midpoint Valuation”). As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among the Board, the Company’s management team and the Representatives, and took into account the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies, the Company’s financial condition and prospects, estimates of business potential and earnings prospects for the Company and the industry in which it operates and valuation metrics for and recent performance of initial public offerings of publicly traded companies similar in industry and/or business model as the Company.

The Company advises the Staff that the difference between the most recent grant date (the “January Grant Date”) capitalized valuation of $[***] billion and the $[***] billion Midpoint Valuation is attributable to a number of factors, including:

●	The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other exit scenario such as those contemplated under the going concern scenario.

●	The Preliminary Price Range does not take into account the liquidation preference of the Company’s convertible preferred stock and convertible notes, which represent a significant component of the Company’s capitalization as of the most January Grant Date. This liquidation preference results in a lower proportion of the Company’s overall value being attributable to common stockholders as of the January Grant Date under the going concern scenario as compared to in the event of a successful IPO.

●	Since the January Grant Date, the Company has taken several steps towards the successful completion of an IPO, which includes the Company receiving additional feedback from potential qualified investors during “testing-the-waters” meetings.

●	In October 2023, the NY Attorney General filed a lawsuit against Genesis Global Company (“GGC” or “Genesis”), its parent company Digital Currency Group (“DCG”), and Gemini Trust Company (“Gemini”) for defrauding investors participating in the Company’s “Earn Program”. Following this lawsuit, Gemini experienced a year of revenue decline in 2024 and reputational injury which led to lower transaction volumes and customers. During this time, Gemini incurred high operating costs including legal costs and its previous growth strategy shifted to manage the impact from the lawsuit allegations. To cover operational costs, the Company entered into debt agreements throughout 2023 and 2024.

●	Beginning in 2025, the Company has re-engaged its growth strategy through its increased participation in marketing and its growing service offerings including trading tokenized stocks in the EU and institutional Solana staking. Additionally, the Trump administration is pushing advancements and removing regulation that had historically provided limitations on the expansion of the cryptocurrency industry. In August 2025 an executive order was signed to allow cryptocurrency into 401K accounts and in July 2025 the House of Representatives passed the Guiding and Establishing National Innovation for U.S. Stablecoins Act, a law that establishes a federal framework for regulating payment stablecoins. The general sentiment of cryptocurrency has significantly increased in 2025 as reflected by the material recent growth of peer public company’s valuations.

●	The market prices of publicly traded common stock of comparable companies, as well as the performance of recent IPOs in the technology industry, suggest a more favorable market for the Company to execute an IPO than market conditions on the January Grant Date (following the announcement of proposed tariffs by the United States in early April 2025 and subsequent cooling of capital markets activity).The Preliminary Price Range does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the Company’s common stock is expected to exist following the IPO.

Securities and Exchange Commission
August 29, 2025

The Midpoint Valuation further reflects the market sentiment and the strategic growth opportunities expected to continue to enhance the Company’s future performance and market position, as illustrated below by our peer group’s performance:

Company	March 31, 2025 Price	IPO Price	August 28, 2025 Price	Change
Coinbase [NASD: COIN]	193.95		308.47	+59%
Robinhood [NASD: HOOD]	41.62		103.69	+149%
Circle [NYSE: CRCL]		31.00	130.94	+322%
Bullish [NYSE: BLSH]		37.00	64.43	+74%

We thank you in advance for your consideration of the foregoing.

* * * * *

Securities and Exchange Commission
August 29, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Tyler Winklevoss, Chief Executive Officer, Gemini Space Station, Inc.
Cameron Winklevoss, President, Gemini Space Station, Inc.
Dan Chen, Chief Financial Officer, Gemini Space Station, Inc.
Marshall Beard, Chief Operating Officer, Gemini Space Station, Inc.
Tyler Meade, Chief Legal Officer, Gemini Space Station, Inc.
David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph Hall, Davis Polk & Wardwell LLP
Daniel P. Gibbons, Davis Polk & Wardwell LLP